Exhibit a) ii

Electra Meccanica to Debut the SOLO, its Single-Passenger EV at the Alt-Car Expo in Santa Monica, CA on October 12

First U.S. dealership anticipated to open this fall in Los Angeles offering the $15,888 single-passenger all electric car to help ease commuter traffic

LOS ANGELES, Sept. 11, 2018 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ:SOLO) ("Electra Meccanica" or the "Company"), a designer and manufacturer of electric vehicles, today announced that it will introduce its new SOLO, an all-electric, single passenger vehicle at the AltCar Expo in Santa Monica, CA on October 12, 2018. For more than a decade the AltCar Expo has proven to be the premier event for launching alt-energy vehicles in the United States.

Electra Meccanica to Debut the SOLO, its Single-Passenger EV at the Alt-Car Expo in Santa Monica, CA on October 12

Electra Meccanica has designed and built the SOLO as part of its plan to emerge as a major participant in the fast-growing electric vehicles market. Plans for the SOLO's U.S. rollout include a new dealership in the Los Angeles market with additional dealerships scheduled in 2019 in California and the Pacific Northwest. Electra Meccanica enjoys a sixty-year lineage as part of Italian race and sports cars maker, Intermeccanica, founded in Turin, Italy in 1959, and management is looking forward to expanding operations into the U.S. market.

"We're very excited that the SOLO will be featured as the AltCar Expo's showcase EV introduction this year, following a tradition of EV debuts that have included the Chevy Volt, the Nissan Leaf and many more," stated Jerry Kroll, Chairman and CEO of Electra Meccanica. "The SOLO is a beautiful, easy-to-drive vehicle that'll make commuting to work or short trips a fun, enjoyable experience. Electra Meccanica is committed to providing an affordable vehicle that is utilitarian and meets the demands of the California commuter. We're very excited to be featured at this year's Expo and are confident attendees will see something that's a unique departure from traditional automotive engineering."

"AltCar provides the premier venue to bring together the policy makers in California, the industry and the public in order to take the next steps towards a transportation system that does not involve petroleum," commented Terry Tamminen, President and CEO of the Leonardo DiCaprio Foundation. "For the past decade, AltCar has been a key part in the shift occurring with alternative technology vehicles and infrastructure, alternatives to vehicles and alternative energy. Soon, alt cars will not be alternative but rather the norm!"

The SOLO was previewed at this year's CES show in Las Vegas where it received the electronic convention's coveted Automotive Innovation Award for 2018. The SOLO is priced at $15,888 USD, and interested consumers can place a fully-refundable $250 deposit by visiting www.EMVAuto.com.

AltCar Expo is free to attend and will take place at the Santa Monica Civic Center, October 12-13 at 1855 Main Street, Santa Monica, CA, 90401. For additional information, visit www.altcarexpo.com or call 310-390-2930.

About Electra Meccanica Vehicles Corp.:

Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, and is developing the Tofino, an elegant high-performance two seater electric roadster sports car. Both vehicles are designed for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly.

Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 59 years. The Electra Meccanica family aims to deliver next generation affordable electric vehicles to the masses.

For more information, visit www.electrameccanica.com.

Cautionary Statement Regarding "Forward-Looking" Information:
Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as "expects", "intends", "is expected", "potential", "suggests" or variations of such words or phrases, or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company's control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

For more information, please contact:

West Coast Media Contact:
Sean Mahoney
Phone: 310-867-0670
Email: seamah@gmail.com

East Coast Media Contact:

Zoe Tobin
KCSA Strategic Communications
Phone: 212-896-1251
Email: ztobin@kcsa.com

Investor Contact:
Todd Fromer / Allison Soss
KCSA Strategic Communications
Phone: 212-896-1215 / 212-896-1267
Email: electra@kcsa.com

A photo accompanying this announcement is available at http://www.globenewswire.com/NewsRoom/AttachmentNg/14e4d5a8-d587-4b89-9232-cc0db16132e2

Source: Electra Meccanica Vehicle Corp